Exhibit 12
The Scotts Miracle-Gro Company
Computation of Ratio of Earnings to Fixed Charges (1)

($ IN MILLIONS)	For the Fiscal Year Ended September 30,
	2010	2009	2008	2007	2006

Earnings:
Add:
Income from continuing operations before income taxes	$337.8	$241.2	$57.6	$247.3	$225.6
Other (2)	0.5	0.8	0.7	(0.5)	0.3
Fixed Charges	70.3	78.5	105.1	96.1	57.9
Deduct:
Capitalized interest	(0.8)	(0.4)	(0.4)	(0.4)	(0.4)

Earnings	$407.8	$320.1	$163.0	$342.5	$283.4

Fixed Charges:
Interest expense	$46.8	$56.4	$82.2	$70.7	$39.6
Portion of rent expense representative of interest factor (33%)	22.7	21.7	22.5	25.0	17.9
Capitalized interest	0.8	0.4	0.4	0.4	0.4

Fixed Charges	$70.3	$78.5	$105.1	$96.1	$57.9

Ratio of Earnings to Fixed Charges	5.8	4.1	1.6	3.6	4.9

(1)	Computation excludes discontinued operations. During the first quarter of fiscal 2010, all Smith & Hawken stores were closed and substantially all operational activities of Smith & Hawken were discontinued. As a result, effective in the first quarter of fiscal 2010, the Company classified Smith & Hawken as discontinued operations. Accordingly, the computations above have been retrospectively updated to recast Smith & Hawken as discontinued operations for each period presented.

(2)	Includes amortization of capitalized interest, adjustments for minority interests in consolidated subsidiaries and undistributed earnings of equity method investees.